Exhibit 3

AGL Resources Inc.
35-Cert
Exhibit 3 - Information Regarding Variable Interest Entities
For the Quarter Ended December 31, 2004
Unaudited

(vi) If any Subsidiaries are Variable Interest Entities (“VIEs”) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the quarter that were used to fund such VIEs.

SouthStar Energy Services LLC (“SouthStar”), an indirect partially owned gas marketing subsidiary of AGL Resources, is classified as a VIE under FASB Interpretation 46R. SouthStar funds its operations with a revolving line of credit that is not backed by AGL Resources. During the reporting period, SouthStar had no borrowings and no repayments under its revolving line of credit.

(vii) If any financing proceeds are used for VIEs, a description of the accounting for such transactions under FASB Interpretation 46R.

Any balance outstanding under SouthStar’s revolving line of credit would be reflected as short-term debt in AGL Resources’ condensed consolidated balance sheet. As of December 31, 2004, there were no amounts outstanding under SouthStar's revolving line of credit.